October 9, 2014

VIA EDGAR FILING AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Suzanne Hayes

Re:	UBS Group AG Registration Statement on Form F-4, as amended (File No. 333-199011)

Acceleration Request

Requested Date: October 10, 2014

Requested Time: 12:00 PM Eastern Time

Dear Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, UBS Group AG (“Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) declare the above-captioned Registration Statement on Form F-4 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes David B. Rockwell of Sullivan & Cromwell LLP, the Registrant’s legal counsel, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Mr. Rockwell at +44 20 7959 8575. Please also provide a copy of the Commission’s order declaring the Registration Statement on Form F-4 effective to Mr. Rockwell via email at rockwelld@sullcrom.com and via mail at 1 New Fetter Lane, London EC4A 1AN, United Kingdom.

Sincerely,

UBS Group AG

By:	/s/ David Kelly
Name:	David Kelly
Title:	Managing Director

By:	/s/ Sarah Starkweather
Name:	Sarah Starkweather
Title:	Executive Director

CC:	Michele Anderson

Christina Chalk

(Securities and Exchange Commission)

David B. Rockwell

Lucas H. Carsley

(Sullivan & Cromwell LLP)